May 26, 2023

Michael Fay

Brian Cascio

Jessica Ansart

Celeste Murphy

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III
Amendment No. 2 to Registration Statement on Form S-4
Filed May 5, 2023
File No. 333-269773

Dear Ms. Ansart :

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. III (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, filed on May 5, 2023 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated May 18, 2023 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Initial Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 2 to Registration Statement on Form S-4

Proposal 1: The Business Combination Proposal Interests of the Sponsor and ALPA’s Directors and Officers in the Business Combination , page 98

1. We note your response to comment 6 and reissue the comment. We note that you now state on page 98 that the Board noted that the interests of the Sponsor “has been materially altered in the following respects” and then you go on to discuss those alterations. Please revise to clarify how the Board considered the Sponsor’s interests and other conflicts of interest in negotiating and recommending the business combination.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 87 and 100 of the Amended Registration Statement in response to the Staff’s comment.

Equity Line of Credit (ELOC) Financing Agreement, page 115

2. We note that in May 2023, you entered into a Letter of Intent for a Common Stock Purchase Agreement with an Investor. Please revise your Background of the Business Combination section to disclose any discussions about the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the ELOC, and, as applicable, the negotiation/marketing processes. Please also revise your disclosure here to include all material terms of the ELOC, including any termination provisions for the investor. Finally, please file the ELOC Agreement, Letter of Intent as well as the Registration Rights Agreement as exhibits to the proxy/registration statement or advise.

RESPONSE: The Company respectfully advises the Staff that it has filed the Letter of Intent for a Common Stock Purchase Agreement with an Investor as an Exhibit to the Amended Registration Statement. The Company further advises the Staff that it has updated the disclosures on pages 86, 117-119, as well as the Exhibits on page II-6 of the Amended Registration Statement in response to the Staff’s comment to provide further information regarding the need to obtain additional financing and to provide termination provisions related to the ELOC. With the addition of the termination provisions to the Amended Registration Agreement, the Company advises the Staff that all material terms of the ELOC Agreement have been disclosed.

Material U.S. Federal Income Tax Consequences, page 116

3. We note your response to comment 7 and we reissue the comment. We note your revised disclosure on page 120 stating “[e]xcept as otherwise noted, the following discussion is based upon the Merger being a reorganization within the meaning of section 368(a) of the Code” and your statement that “[i]f the Merger qualifies as a reorganization within the meaning of section 368(a) of the Code, a U.S. Holder will generally not recognize gain or loss for U.S. federal income tax purposes…” Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that certain material tax consequences will “generally” apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., “If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code”). To the extent the opinion is subject to uncertainty, counsel may provide a “should’ or “more likely than not” opinion and explain why a “will” opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Sections III.B.2, III.C.3. and III.C.4 of Staff Legal Bulletin No. 19.

RESPONSE: The Company respectfully advises the Staff that, pursuant to our telephone conversations with Jessica Ansart on May 23, 2023 and May 24, 2023 regarding the Staff’s third comment set forth in the Comment Letter to the Initial Registration Statement, no changes to the disclosure on the Material U.S. Federal Income Tax Consequences related to the Business Combination are necessary.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame

Laurie A. Burlingame, Esq.

cc:	Rajiv Shukla, Alpha Healthcare Acquisition Corp. III

Scott R. Jones, Troutman Pepper Hamilton Sanders LLP